AB
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[redacted]

09041919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
MAY 22 2009
Washington, DC
110

SEC FILE NUMBER
8- 33443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2008 (MM/DD/YY) AND ENDING 3/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnes Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican Bay Boulevard, Suite 500
(No. and Street)

Naples (City) FL (State) 34108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Cheever 239-254-2520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

4221 West Boy Scout Boulevard, Ste. 200, (Address) Tampa (City) FL (State) 33607 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Cheever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA WEBB DOANE
MY COMMISSION # DD 740119
EXPIRES: December 27, 2011
Bonded Thru Notary Public Underwriters

[signature]
Signature

CONTROLLER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
4221 West Boy Scout Boulevard
Suite 200
Tampa FL 33607-5745
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholder of
Carnes Capital Corporation and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Carnes Capital Corporation and Subsidiary (the "Company") at March 31, 2009, and the results of their income and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 18, 2009

Carnes Capital Corporation and Subsidiary
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Consolidated Statement of Financial Condition
March 31, 2009

Assets	
Cash and cash equivalents	$ 3,932,056
Receivable from clearing broker	299,691
Property and equipment at cost, less accumulated depreciation and amortization of $3,620,294	83,812
Deferred taxes, net	348,664
Other assets	498,944
Total assets	$ 5,163,167
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliate	$ 1,063,532
Accrued compensation	140,676
Accounts payable and other accrued expenses	59,589
Total liabilities	1,263,797
Commitments and contingencies (Note 6)	
Stockholder's Equity	
Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding	105,600
Additional paid-in capital	4,282,726
Accumulated deficit	(488,956)
Total stockholder's equity	3,899,370
Total liabilities and stockholder's equity	$ 5,163,167

The accompanying notes are an integral part of these consolidated financial statements.